Biofrontera Inc · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR AND EMAIL

October 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Suzanne Hayes
Tara Harkins
Brian Cascio

Re:	Biofrontera Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed October 1, 2021 File No. 333-257722

We are submitting this letter in response to the comment letter, dated October 7, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter and our Amendment No. 6 to the Registration Statement on Form S-1 (the “Amendment No. 6”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Amendment No. 6 marked to indicate changes from the Amendment No. 5 to the Registration Statement filed on October 1, 2021. In addition to addressing the comment raised by the Staff in its letter, we have revised the Amendment No. 6 to update other disclosures. Our response is set forth in ordinary type beneath the Staff comment, which is set out in bold type. The page references in our response is to the pages in the clean version of the Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-1 filed on October 1, 2021

Recent Developments, page 4

1.	Please revise your presentation of financial results for the quarter and nine months ended September 30, 2021 to also disclose your estimated expenses and net income/loss for the period in addition to the presentation of estimated revenues.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 4 to disclose the estimated expenses and net income/loss for the quarter and nine months ended September 30, 2021.

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at e.monaco@biofrontera.com or (781) 486-1502.

Very truly yours,

Biofrontera Inc.

/s/ Erica Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Ralph De Martino
Schiff Hardin LLP

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA	Page 2 of 2
Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)